UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-11356

CUSIP NUMBER 750236
(Check One)

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR
For Period Ended:			September 30, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Radian Group Inc.
Full Name of Registrant

Former Name if Applicable

1601 Market Street
Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19103
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Radian Group Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the three months ended September 30, 2012 (the “Form 10-Q”) within the prescribed time period on or before November 9, 2012 without unreasonable burden or expense. As described in Note 17 of Notes to Condensed Consolidated Financial Statements in the Company's Form 10-Q, the Company experienced a material subsequent event involving its financial guaranty business on November 9, 2012. The occurrence of this subsequent event was not certain until approximately 3:00 p.m. (Eastern) on November 9, 2012. The Company determined at that time it was necessary to update its Form 10-Q disclosure to reflect the subsequent event. During this time the Company also experienced unforeseen technical problems involving its third-party, web-based SEC reporting system. The late occurring subsequent event combined with the unforeseen technical problems ultimately delayed the Company's filing of the Form 10-Q past the prescribed due date. The Company has completed the filing of its Form 10-Q, which was filed within the five calendar days following the prescribed filing due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Catherine Jackson	(215)	231-1286
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,identify report(s). ☒Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The changes in the Company's result of operations from the corresponding period in 2011 are set forth in the quarterly report on Form 10-Q for the quarterly period ending September 30, 2012, which was submitted for filing with the SEC on November 9, 2012, and reflect results for the Company's ordinary course of business during this period.

Radian Group Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:	November 13, 2012	By	/s/ Catherine M. Jackson
Catherine M. Jackson, Senior Vice President and Corporate Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).